

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Via E-mail
Michael T. Heffernan
Chief Executive Officer
Collegium Pharmaceutical, Inc.
780 Dedham Street
Suite 800
Canton, MA 02021

> **Re:** **Collegium Pharmaceutical, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 3, 2015**
> **CIK No. 0001267565**

Dear Mr. Heffernan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview, page 1

1. Please provide a brief explanation of how a product candidate receives Fast Track status and what the benefits of receiving Fast Track status are.

2. Please explain what the p-value indicated at page 3 indicates about the significance of the results obtained from the randomized Phase 3 clinical trial for XTAMPZA. Please also define the term "p-value."

DETERx Pipeline, page 5

3. Please revise the arrow indicating the development status of XTAMPZA ER so that it extends to the beginning of the NDA section. In this regard, such revision would clarify that your NDA has only been recently accepted by the FDA for review. Please also apply this revision to your pipeline table on page 88.

Use of Proceeds, page 57

4. Please provide more detail in your first bullet point as to what you expect "development of [your] commercial infrastructure" will include. In this regard, we note your disclosures elsewhere in the filing that you intend to establish sales, marketing and reimbursement functions to commercialize XTAMPZA in the United States and to utilize a sales team to detail XTAMPZA to physician, nursing homes, hospices, and other institutions.

5. We note that you intend to allocate funds to conduct your planned Phase 1 clinical trial for your second product candidate. Please disclose to what stage of development the expenditure of such funds is expected to bring your second product candidate (e.g., through completion of the clinical trial).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 68

6. Please revise your disclosures to include a discussion for how management estimated the fair value of the Company's common stock, including, but not limited to, the valuation model used, the assumptions used in the model, and the dates the valuations were performed. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us with an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 81

Our Solution: The DETERx Platform Technology, page 86

Overview, page 86

7. In the graphic that appears on page 86, please define the abbreviation "API."

Clinical Development, page 90

8. Please explain the concept of "statistical significance" at its first use on page 91. Please also explain how "p-value" is used to measure statistical significance.

9. There are several places in this section where you use the term "significantly" to describe differences between your product candidate and the comparator used in your clinical trials. As this descriptor has a specific meaning in the context of clinical trial results (i.e., statistically significant), please provide the relevant p-values where you discuss "significant" differences in results. In the alternative, please delete references to "significant" differences.

10. In your discussion of attempts to vaporize XTAMPZA, OxyContin OP, and a marketed immediate-release form of oxycodone on page 95, please disclose how the amounts of oxycodone available using this method compare across all three products.

11. Please define the term "HAP" at its first use.

Intellectual Property, page 112

12. Please disclose the type(s) of patent protection that you have for your issued patents (e.g., method, use, etc.).

General

13. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Robert Y. Chow, Esq.
        Pepper Hamilton LLP
        19th Floor, High Street Tower
        125 High Street
        Boston, MA 02110